Exhibit 99.1

PRESS RELEASE
November 15, 2023 at 4:05 p.m. ET
Gambling.com Group Revenue Grows 19% to a Q3 Record of $23.5 Million Driven by 42% Increase in North American Revenue

Charlotte, N.C. – November 15, 2023 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services for the global online gambling industry, today reported record third quarter financial results for the three months ended September 30, 2023. The Company also reiterated its guidance for 2023 full-year revenue and Adjusted EBITDA.
Three Months Ended September 30, 2023 vs. Three Months Ended September 30, 2022 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended September 30,		Change
	2023	2022	%
Revenue	23,458	19,649	19%
Net income for the period attributable to shareholders (1)	5,013	2,261	122%
Net income per share attributable to shareholders, diluted (1)	0.13	0.06	117%
Net income margin (1)	21%	12%
Adjusted net income for the period attributable to shareholders (1)(2)	5,407	6,035	(10)%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.14	0.16	(13)%
Adjusted EBITDA (1)(2)	6,054	6,413	(6)%
Adjusted EBITDA Margin (1)(2)	26%	33%
Cash flows (used in) generated by operating activities	(715)	5,622	(113)%
Free Cash Flow (2)	1,578	4,896	(68)%
__________
(1) For the three months ended September 30, 2023, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $0.3 million, or $0.01 per share. Similarly, these adjustments totaled $3.8 million, or $0.11 per share, for the three months ended September 30, 2022. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “Our third quarter results highlight our consistent performance driven by robust organic growth in North America. Even in what is traditionally a seasonally slow quarter, we grew new depositing customers 26% to surpass 86,000 which contributed to 19% revenue growth to $23.5 million, Adjusted EBITDA of $6.1 million and Free Cash Flow of $1.6 million.

“Third quarter North American revenue of $12.9 million includes significant growth in our owned assets and a break-out performance from our media partnerships at the start of the Fall sports season. Our ability to quickly scale our strategic media partnerships complements the growth from our influential owned websites. This results in consistent year-over-year market share gains in existing states even as we face tougher comparisons given the significant organic growth we have already achieved. Our strong North American growth was partially offset by a moderation in our U.K and Ireland performance following seven consecutive quarters of average revenue growth of 28% across these well-established markets. We are confident that our growth opportunities in the U.K. and Ireland markets will remain strong, including the expected benefit from the ramping up of our recently launched media partnership with The Independent for the U.K market.

“Gambling.com Group is expected to continue to benefit from many near- and long-term opportunities to deliver profitable organic growth. These include further market share gains in existing markets, the benefit from expected future expansions of iGaming and online sports betting in new markets in North America and around the world, our ability to scale and optimize our media partnerships and further growth in our more established European markets. We expect that our ability to leverage these revenue drivers with our business model, which generates attractive Adjusted EBITDA margins and strong Free Cash Flow conversion, will continue to increase shareholder value.”
Third Quarter 2023 and Recent Business Highlights

•Grew North American revenue 42% to $12.9 million
•Delivered more than 86,000 new depositing customers
•Launched the all new Casinos.com in July
•Successfully launched the Company’s first international media partnership in July with The Independent in the U.K.
•Successfully launched operations in Kentucky just before the quarter end on September 28th

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Third quarter revenue exceeded expectations and Adjusted EBITDA was in line with expectations, reflecting the faster than anticipated acceleration of our North American media partnerships. We are very pleased with the performance of our media partnerships and we expect them to continue to be a key contributor to revenue and cash flow growth going forward. Our year-to-date revenue growth combined with our disciplined focus on capital efficiency generated Free Cash Flow for the first nine months of 2023 of $16.3 million, already exceeding our full-year 2022 level. We remain on track to deliver strong full year results as our reiterated guidance implies year-over-year revenue and Adjusted EBITDA growth of more than 30% and 50%, respectively.”
2023 Outlook

The Company confirmed its full-year 2023 revenue guidance as follows:

	Low	Midpoint	High	FY 2022
Revenue (millions)	100	102	104	76.5
Adjusted EBITDA (millions)	36	38	40	24.1
Adjusted EBITDA Margin	36%	37%	38%	31%

For 2023, revenue is expected to be between $100 million and $104 million, which implies organic revenue growth of 31%-36%, and Adjusted EBITDA is expected to be between $36 million and $40 million.

The Company’s guidance assumes:

•No revenue from any additional North American markets for the balance of 2023
•No contribution from any new acquisitions
•Ongoing investments through the balance of 2023 for the development of Casinos.com and to support the Company’s media partners, including Gannett, McClatchy and The Independent
•An average EUR/USD exchange rate of 1.07 throughout the remainder of 2023

Nine Months Ended September 30, 2023 vs. Nine Months Ended September 30, 2022 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Nine Months Ended September 30,		Change
	2023	2022	%
Revenue	76,122	55,158	38%
Net income for the period attributable to shareholders (1)	11,886	6,799	75%
Net income per share attributable to shareholders, diluted (1)	0.31	0.18	72%
Net income margin (1)	16%	12%
Adjusted net income for the period attributable to shareholders (1)(2)	19,493	13,582	44%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.51	0.36	42%
Adjusted EBITDA (1)(2)	26,146	17,214	52%
Adjusted EBITDA Margin (1)(2)	34%	31%
Cash flows generated by operating activities	10,950	12,567	(13)%
Free Cash Flow (2)	16,306	9,083	80%
__________
(1) For the nine months ended September 30, 2023, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $7.4 million, or $0.20 per share. Similarly, these adjustments totaled $6.8 million, or $0.19 per share, for the nine months ended September 30, 2022. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.
Conference Call Details

Date/Time:	Wednesday, November 15, 2023, at 4:30 p.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20231115/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###
For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the "Group") is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our expectation of continued growth in the North American market and other established markets, our ability to scale and optimize our media partnerships, the expected benefit from the ramp up of our recently launched media partnership with The Independent for the U.K market, the expected continuation to benefit from near- and long-term opportunities to deliver profitable organic growth, whether our ability to leverage revenue drivers with our business model will continue to increase shareholder value, and our 2023 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and nine months ended September 30, 2023 and 2022 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	23,458	19,649	19%	11%	76,122	55,158	38%	35%
Cost of sales	(2,136)	(605)	253%	228%	(4,023)	(2,330)	73%	69%
Gross profit	21,322	19,044	12%	4%	72,099	52,828	36%	34%
Sales and marketing expenses	(8,636)	(8,523)	1%	(6)%	(25,644)	(24,339)	5%	3%
Technology expenses	(2,525)	(1,694)	49%	39%	(7,229)	(4,556)	59%	55%
General and administrative expenses	(4,831)	(4,686)	3%	(4)%	(17,297)	(14,318)	21%	18%
Movements in credit losses allowance	(615)	(299)	106%	91%	(1,382)	(898)	54%	51%
Fair value movement on contingent consideration	—	(3,686)	(100)%	(100)%	(6,939)	(6,535)	6%	4%
Operating profit	4,715	156	2922%	2707%	13,608	2,182	524%	510%
Finance income	968	3,093	(69)%	(71)%	1,674	7,412	(77)%	(78)%
Finance expenses	(373)	(648)	(42)%	(47)%	(1,356)	(1,955)	(31)%	(32)%
Income before tax	5,310	2,601	104%	90%	13,926	7,639	82%	78%
Income tax charge	(297)	(340)	(13)%	(19)%	(2,040)	(840)	143%	138%
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(2,777)	(5,961)	(53)%	(57)%	(2,085)	(13,888)	(85)%	(85)%
Total comprehensive income (loss) for the period attributable to shareholders	2,236	(3,700)	160%	156%	9,801	(7,089)	238%	235%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	SEPTEMBER 30, 2023	DECEMBER 31, 2022
ASSETS
Non-current assets
Property and equipment	823	714
Right-of-use assets	1,557	1,818
Intangible assets	88,505	88,521
Deferred compensation cost	—	29
Deferred tax asset	6,113	5,832
Total non-current assets	96,998	96,914
Current assets
Trade and other receivables	17,600	12,222
Inventories	—	75
Cash and cash equivalents	26,884	29,664
Total current assets	44,484	41,961
Total assets	141,482	138,875
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	74,166	63,723
Treasury shares	(1,107)	(348)
Share options and warrants reserve	6,597	4,411
Foreign exchange translation reserve	(9,160)	(7,075)
Retained earnings	38,284	26,398
Total equity	108,780	87,109
Non-current liabilities
Other payables	—	290
Deferred consideration	—	4,774
Contingent consideration	—	11,297
Lease liability	1,250	1,518
Deferred tax liability	2,171	2,179
Total non-current liabilities	3,421	20,058
Current liabilities
Trade and other payables	6,655	6,342
Deferred income	2,543	1,692
Deferred consideration	17,882	2,800
Contingent consideration	—	19,378
Other liability	290	226
Lease liability	571	554
Income tax payable	1,340	716
Total current liabilities	29,281	31,708
Total liabilities	32,702	51,766
Total equity and liabilities	141,482	138,875

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Cash flow from operating activities
Income before tax	5,310	2,601	13,926	7,639
Finance income, net	(596)	(2,445)	(318)	(5,457)

Adjustments for non-cash items:
Depreciation and amortization	495	1,780	1,520	5,558
Movements in credit loss allowance	615	299	1,382	898
Fair value movement on contingent consideration	—	3,686	6,939	6,535
Share-based payment expense	696	791	2,790	2,400
Warrants repurchased	—	—	—	(800)
Income tax paid	26	(33)	(1,763)	(816)
Payment of contingent consideration	—	—	(4,621)	—
Payment of deferred consideration	(2,897)	—	(2,897)	—
Cash flows from operating activities before changes in working capital	3,649	6,679	16,958	15,957
Changes in working capital
Trade and other receivables	(5,235)	(2,292)	(7,127)	(4,931)
Trade and other payables	858	1,235	1,044	1,541
Inventories	13	—	75	—
Cash flows (used in ) generated by operating activities	(715)	5,622	10,950	12,567
Cash flows from investing activities
Acquisition of property and equipment	(90)	(108)	(294)	(350)
Acquisition of intangible assets	(514)	(618)	(1,868)	(3,134)
Acquisition of subsidiaries, net of cash acquired	—	—	—	(23,411)
Interest received from bank deposits	90	—	169	—
Payment of deferred consideration	(2,543)	—	(4,933)	—
Payment of contingent consideration	—	—	(5,557)	—
Cash flows used in investing activities	(3,057)	(726)	(12,483)	(26,895)
Cash flows from financing activities
Exercise of share options	106	—	106	—
Treasury shares acquired	—	—	(759)	—
Interest payment attributable to third party borrowings	—	(239)	—	(359)
Interest payment attributable to deferred consideration settled	—	—	(110)	—
Principal paid on lease liability	(105)	(75)	(304)	(240)
Interest paid on lease liability	(40)	(47)	(127)	(142)
Cash flows used in financing activities	(39)	(361)	(1,194)	(741)
Net movement in cash and cash equivalents	(3,811)	4,535	(2,727)	(15,069)
Cash and cash equivalents at the beginning of the period	31,312	31,102	29,664	51,047
Net foreign exchange differences on cash and cash equivalents	(616)	(545)	(53)	(886)
Cash and cash equivalents at the end of the period	26,884	35,092	26,884	35,092

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts:

	Three Months Ended September 30,		Reporting Currency Change	Constant Currency Change	Nine Months Ended September 30,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%	2023	2022	%	%
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Weighted-average number of ordinary shares, basic	37,402,935	36,467,299	3%	3%	36,988,690	35,613,073	4%	4%
Net income per share attributable to shareholders, basic	0.13	0.06	117%	86%	0.32	0.19	68%	65%

Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Weighted-average number of ordinary shares, diluted	38,711,429	37,289,010	4%	4%	38,176,200	37,324,222	2%	2%
Net income per share attributable to shareholders, diluted	0.13	0.06	117%	86%	0.31	0.18	72%	68%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur gains or losses related to the contingent consideration and expenses related to the unwinding of deferred consideration and employee bonuses until December 2023. See Note 5 of the consolidated financial statements for the three and nine months ended September 30, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income (Loss) and for the period specified stated in the Company's reporting currency and constant currency:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	23,458	19,649	19%	11%	76,122	55,158	38%	35%
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Net income margin	21%	12%			16%	12%

Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Fair value movement on contingent consideration (1)	—	3,686	(100)%	(100)%	6,939	6,535	6%	4%
Unwinding of deferred consideration (1)	316	88	259%	233%	425	248	71%	68%
Employees' bonuses related to acquisition(1)	78	—	100%	100%	243	—	100%	100%
Adjusted net income for the period attributable to shareholders	5,407	6,035	(10)%	(17)%	19,493	13,582	44%	40%
Net income per share attributable to shareholders, basic	0.13	0.06	117%	86%	0.32	0.19	68%	65%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.10	(100)%	(100)%	0.19	0.18	6%	—%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.01	—%	—%	0.01	0.01	—%	—%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.01	0.00	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.14	0.17	(12)%	(22)%	0.53	0.38	39%	36%
Net income per share attributable to ordinary shareholders, diluted	0.13	0.06	117%	86%	0.31	0.18	72%	68%
Adjusted net income per share attributable to shareholders, diluted	0.14	0.16	(13)%	(18)%	0.51	0.36	42%	38%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Add back (deduct):
Interest expenses on borrowings and lease liability	40	131	(69)%	(72)%	127	496	(74)%	(75)%
Income tax charge	297	340	(13)%	(17)%	2,040	840	143%	138%
Depreciation expense	63	60	5%	(2)%	183	147	24%	22%
Amortization expense	432	1,720	(75)%	(77)%	1,337	5,411	(75)%	(76)%
EBITDA	5,845	4,512	30%	20%	15,573	13,693	14%	11%
Share-based payment expense	696	791	(12)%	(18)%	2,790	2,400	16%	14%
Fair value movement on contingent consideration	—	3,686	(100)%	(100)%	6,939	6,535	6%	4%
Unwinding of deferred consideration	316	88	259%	233%	425	248	71%	67%
Foreign currency translation losses (gains), net	(878)	(2,784)	(68)%	(71)%	(775)	(6,390)	(88)%	(88)%
Interest income from bank deposits	(90)	—	100%	100%	(169)	—	100%	100%
Other finance results	17	120	(86)%	(87)%	74	189	(61)%	(61)%
Secondary offering related costs	—	—	—%	—%	733	—	100%	100%
Acquisition related costs (1)	70	—	100%	100%	313	539	(42)%	(43)%
Employees' bonuses related to acquisition	78	—	100%	100%	243	—	100%	100%
Adjusted EBITDA	6,054	6,413	(6)%	(12)%	26,146	17,214	52%	49%

__________
(1) The acquisition costs are related to historical and potential business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	23,458	19,649	19%	11%	76,122	55,158	38%	35%
Adjusted EBITDA	6,054	6,413	(6)%	(12)%	26,146	17,214	52%	49%
Adjusted EBITDA Margin	26%	33%			34%	31%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for non-recurring items within operating cash flow less capital expenditures.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency:

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2023	2022	%	2023	2022	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows (used in) generated by operating activities	(715)	5,622	(113)%	10,950	12,567	(13)%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	—	—%	4,621	—	100%
Payment of deferred consideration	2,897	—	100%	2,897	—	100%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(604)	(726)	(17)%	(2,162)	(3,484)	38%
Free Cash Flow	1,578	4,896	(68)%	16,306	9,083	80%
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(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.